UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________________

SCHEDULE 14f-1
______________________

SEARCH BY HEADLINES.COM CORP.
(Exact name of registrant as specified in its charter)

Nevada	000-52381	N/A
(State or other jurisdiction of incorporation)	Commission file number	(IRS Employer Identification No.)

3250 Oakland Hills Court
Fairfield, California 94534

Registrant’s telephone number, including area code: (707) 208-6368

INFORMATION STATEMENT FILED PURSUANT TO SECTION 14(f)
OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

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NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

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NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

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SEARCH BY HEADLINES.COM CORP.

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

As used in this Information Statement, the terms “we”, “us” and “our” refer to Search By Headlines.com Corp., a Nevada corporation. The term “Naked” refers to Naked Boxer Brief Clothing Inc..

This Information Statement is being mailed on or about July 16, 2012, by our company to the holders of record of our shares of common stock as of the close of business on July 13, 2012.  This Information Statement is provided to you for information purposes only.  We are not soliciting proxies in connection with the matters described in this Information Statement.  You are urged to read this Information Statement carefully.  You are not, however, required to take any action.

On February 28, 2012, our company and SBH Acquisition Corp., our subsidiary, entered into an acquisition agreement with Naked Boxer Brief Clothing Inc., pursuant to which we agreed to acquire all of the issued and outstanding common shares of Naked in exchange for the issuance of 13,500,000 shares of common stock in the capital of our company to its shareholders on a pro-rata basis. We also agreed that each outstanding warrant to purchase shares of Naked  would be converted into warrants entitling the holder to purchase such number of shares of our common stock as is equal to the number of shares of Naked that would have been issuable on exercise of the Naked warrants, multiplied by the exchange ratio of shares of our common stock to be issued in exchange for shares of Naked, at a price of $0.75 per share for a period of two years from the closing date.

Pursuant to the acquisition agreement, our board of directors is expected to appoint Joel Primus and Alex McAulay, nominees of Naked Boxer Brief Clothing Inc., as two new directors of our company. Our current sole director, James Geiskopf, is expected to remain as a director of our company.

On or after the tenth day after this Information Statement has been mailed to the stockholders, Joe Primus and Alex McAulay are expected to be appointed to the board of directors (the “Effective Date”).

No action is required by our stockholders in connection with this Information Statement.  However, Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 promulgated thereunder, requires the mailing to our stockholders of the information set forth in this Information Statement at least ten days prior to the date that a change in a majority of our directors occurs (otherwise than at a meeting of our stockholders).

THIS INFORMATION STATEMENT IS REQUIRED BY SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14F-1 PROMULGATED THEREUNDER IN CONNECTION WITH THE APPOINTMENT OF JOE PRIMUS AND ALEX MCAULAY TO THE BOARD OF DIRECTORS UPON THE EFFECTIVE DATE.  NO ACTION IS REQUIRED BY OUR STOCKHOLDERS IN CONNECTION WITH THIS INFORMATION STATEMENT.  PROXIES ARE NOT BEING SOLICITED, AND YOU ARE NOT REQUESTED TO SEND OUR COMPANY A PROXY.  YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY, BUT YOU ARE NOT REQUIRED OR REQUESTED TO TAKE ANY ACTION IN CONNECTION WITH THIS INFORMATION STATEMENT.

VOTING SECURITIES

Our board of directors fixed the close of business on July 13, 2012 as the record date for determining the holders of our common stock who are entitled to receive this Information Statement.  Our authorized capital stock consists of 100,000,000 shares of common stock at a par value of $0.001 per share.  As of July 13, 2012, there were 10,620,000 shares of common stock issued and outstanding.  Each share of common stock entitles the holder thereof to one vote on each matter that may come before a meeting of our shareholders.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth as of July 13, 2012, certain information regarding the beneficial ownership of our company’s common stock.  The table sets forth the beneficial ownership of (i) each person who, to our knowledge, beneficially owns more than 5% of the outstanding shares of our common Stock; (ii) each of our current directors and officers; and (iii) all of our current officers and directors as a group.  The number of shares owned includes all shares beneficially owned by such persons, as calculated in accordance with Rule 13d-3 promulgated under the Exchange Act.  Under such rules, beneficial ownership includes any shares of common stock as to which a person has sole or shared voting power or investment power and any shares of common stock which the person has the right to acquire within 60 days of July 13, 2012 through the exercise of any option, warrant or right, through conversion of any security or pursuant to the automatic termination of a power of attorney or revocation of a trust, discretionary account or similar arrangement.

Name and Address of Beneficial Owner	Title of Class	Amount and Nature of Beneficial Ownership		Percentage of Class (1)

James P. Geiskopf 3250 Oakland Hills Court Fairfield, California 94534 U.S.A.	Common Stock	2,086,000(3)	Direct	19.64%

Joe Loeppky 5520 14B Avenue Delta, British Columbia V4M 2G6 Canada	Common Stock	1,000,000	Direct	9.42%

Directors and Executive Officers (1 individual)	Common Stock	2,086,000		19.64%

Notes:

(1)	Based on 10,620,000 shares of common stock issued and outstanding as of the date of this Information Statement.

CHANGE OF CONTROL

Pursuant to the terms of the share purchase agreements dated December 9, 2011 between James P. Geiskopf and each of Jason Hanson and Peter Hornstein, James P. Geiskopf purchased 1,000,000 shares of our common stock from both Jason Hanson and Peter Hornstein. The total purchase price of the shares was $500 to each Jason Hanson and Peter Hornstein, which was paid in cash and by the personal funds of Mr. Geiskopf. In connection with the sale of these shares, effective December 22, 2011, Jason Hanson resigned as our president, secretary, treasurer and director and James P. Geiskopf was appointed as our president, secretary, treasurer and to our board of directors. Also on December 22, 2011, Peter Hornstein resigned as a director of our company. As a result, Mr. Geiskopf became our sole director and officer.

A change in control of our company is expected to occur as a result of the transaction contemplated in the acquisition agreement.  Following the closing of the acquisition agreement and the expiration of the ten day period in accordance with Section 14(f) of the Securities Exchange Act of 1934, our company anticipates that our board of directors will be comprised of Joel Primus, Alex McAulay, and James P. Geiskopf.

DIRECTORS AND EXECUTIVE OFFICERS

Current Directors and Officers

The following table sets forth information regarding our current director and officer:

Name	Position Held with our Company	Age	Date First Elected or Appointed
James P. Geiskopf	President, Secretary, Treasurer and Director	52	December 22, 2011

Business Experience

The following is a brief account of the business experience of each director and executive officer during at least the past five years, indicating each person’s business experience, principal occupation during the period, and the name and principal business of the organization by which they were employed.

James P. Geiskopf

James P. Geiskopf has 32 years of experience in the car rental industry. From 1975 to 1986 he was the Chief Financial Officer of Budget Rent a Car of Fairfield California. From 1986 to 2007 he was President and Chief Executive Officer of Budget Rent a Car of Fairfield California. Mr. Geiskopf served on the board of directors of Suisun Valley Bank from 1986 to 1993. He also served on the board of directors of Napa Valley Bank (NASDAQ) from 1991 to 1993. Mr Geiskopf was the President and Director of The Resource Group from 2007 to 2009.

We believe Mr. Geiskopf is qualified to serve on our board of directors because of his knowledge of our company’s history and current operations, which he gained from being a director and officer of our company since December 22, 2011.

Proposed Directors and Officers

The following table sets forth information regarding the proposed directors and officers of our company:

Name	Position Held with our Company	Age
Joel Primus	President, CEO and Director	26
Alex McAulay	Treasurer, CFO and Director	28

Business Experience

The following is a brief account of the education and business experience of the proposed directors and executive officers assuming the closing of the acquisition agreement during at least the past five years, indicating the person’s principal occupation during the period, and the name and principal business of the organization by which he was employed.

Joel Primus

Joel Primus is the president, CEO, founder and a director of Naked Boxer Brief Clothing Inc.  While only 26, Mr. Primus preceded his business activities with a successful athletic career. During his amateur running career Joel was selected for three national teams and represented Canada at the World Youth Championships.  Joel was also an Athlete Liaison to Canadian Sport Centre Pacific in addition to sitting in on the board with Volunteer Abbotsford. He was awarded a full scholarship to High Point University in North Carolina where he made the Dean’s list and won the student athlete award. When an unfortunate accident ended Joel’s running career, international travel in Central and South America inspired Joel to form the Project World Citizen Society, a non-profit society that aims to assist communities in the developing world that are struggling with social injustices. The organization currently works out of Ghana and Joel sits as the Co-Chair on its board of directors. His travels in South America also inspired Joel to found Naked. During the start-up phase for Naked, Joel worked as an advertising consultant for the Black Press Group Ltd., a Canadian privately owned publisher of newspapers.  In promotion of Naked, Joel has appeared on CBC’s Dragons Den three times in addition to Entertainment Tonight Canada, E Talk Daily Canada, Urban Rush, Shaw’s The Express and The Fanny Kiefer Show.

We believe Mr. Primus is qualified to serve on our board of directors because of his knowledge of Naked’s history and current operations.

Alex McAulay

Alex has worked at Naked Boxer Brief Clothing Inc. since March 2011. Prior to this, Alex worked at MNP LLP, a chartered accountancy firm, for 4 years. Alex is a registered Chartered Accountant with the British Columbia Institute of British Columbia. He received his Bachelors of Business Administration from the University of the Fraser Valley in 2008. At MNP LLP, Alex practiced in a wide variety of areas including advisory, tax, and assurance work. Alex led the development and execution of the 2011 and 2012 fiscal year end audits of Naked.

We believe Mr. McAulay is qualified to serve on our board of directors because of his knowledge of Naked’s history and current operations.

Family Relationships

There are no family relationships between any of our directors and officers.

Involvement In Certain Legal Proceedings

There are no material proceedings to which any director or executive officer or any associate of any such director or officer is a party adverse to our company or has a material interest adverse to our company.

None of our directors or executive officers, or our proposed directors or executive officers has been involved in any of the following events during the past ten years:

(1)	any bankruptcy petition filed by or against any business of which such person was an executive officer either at the time of the bankruptcy or within two years prior to that time;

(2)	any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

(3)
being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any  type of business, securities or banking activities;

(4)
being found by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated;

(5)
being the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated, relating to an alleged violation of: (i) any federal or state securities or commodities law or regulation; or (ii) any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease- and-desist order, or removal or prohibition order; or (iii) any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

(6)
being the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Securities Exchange Act of 1934), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

CORPORATE GOVERNANCE

Terms of Office

Our directors are to be elected at our annual meeting and each director elected is to hold office until his or her successor is elected and qualified. Our board of directors may remove our officers at any time.

Board Leadership Structure

The position of our principal executive officer is served by our sole director, James P. Geiskopf. We have determined that the leadership structure of our board of directors is appropriate, especially given the early stage of our development and the size of our company.

Director Independence

Under NASDAQ Rule 5605(a)(2), a director is not considered to be independent if he or she is also an executive officer or employee of the company or accepted any compensation from the company in excess of $120,000 during any period of twelve consecutive months within the three years preceding the determination of independence.

Our board of directors consists of one director, James P. Geiskopf. Mr. Geiskopf is not independent as he is the president, secretary treasurer of our company. After the Effective Date, Joel Primus and Alex McAulay are not expected to be independent directors as they are expected to our executive officers.

Audit Committee and Audit Committee Financial Expert

We currently do not have an audit committee and our board of directors acts as our audit committee. Our board of directors has not adopted an audit committee charter. Our board of directors has determined that we do not have an “audit committee financial expert” as defined in Item 407(d)(5)(ii) of Regulation S-K under the Securities Exchange Act of 1934. We believe that retaining a director who would qualify as an “audit committee financial expert” would be overly costly and burdensome and is not warranted in our circumstances given the early stages of our development and the size of our company.

Nominating and Compensation Committees

We do not have nominating or compensation committees. Our board of directors believes that it is not necessary to have a compensation committee at this time because the functions of such committee are adequately performed by our board of directors. Our board of directors has not adopted a charter for the compensation committee.

Our board of directors also is of the view that it is appropriate for us not to have a nominating committee because our board of directors has performed and will perform adequately the functions of a nominating committee. Our board of directors has not adopted a charter for the nomination committee. There has not been any defined policy or procedure requirements for shareholders to submit recommendations or nomination for directors. Our board of directors does not believe that a defined policy with regard to the consideration of candidates recommended by shareholders is necessary at this time because we believe that, given the early stages of our development, a specific nominating policy would be premature and of little assistance until our business operations are at a more advanced level. There are no specific, minimum qualifications that our board of directors believes must be met by a candidate recommended by our board of directors. The process of identifying and evaluating nominees for director typically begins with our board of directors soliciting professional firms with whom we have an existing business relationship, such as law firms, accounting firms or financial advisory firms, for suitable candidates to serve as directors. It is followed by our board of directors’ review of the candidates’ resumes and interview of candidates. Based on the information gathered, our board of directors then makes a decision on whether to recommend the candidates as nominees for director. We do not pay any fee to any third party or parties to identify or evaluate or assist in identifying or evaluating potential nominee.

Stockholder Communications with the Board of Directors

Our company does not have a formal procedure for stockholder communication with our board of directors. In general, our sole director is accessible by telephone or mail.

TRANSACTIONS WITH RELATED PERSONS, PROMOTERS AND CERTAIN CONTROL PERSONS

Except as described below, our company has not entered into any transaction since August 1, 2009, or any currently proposed transaction, in which our company was or is to be a participant and the amount involved exceeds the lesser of $120,000 or one percent of the average of our company’s total assets at year end for the last two completed fiscal years, and in which any of the following persons had or will have a direct or indirect material interest:

1.           any director or executive officer of our company;

2.           any proposed director or executive officer of our company;

3.	any person who beneficially owns, directly or indirectly, shares carrying more than 5% of the voting rights attached to our company's common stock; or

4.
any immediate family member of such persons listed above which includes any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of such person and any person (other than a tenant or employee) sharing the household of such person.

During the year ended July 31, 2011, we received advances of $17,926 from a director of our company. This amount is unsecured, non-interest bearing and is repayable on demand. For the nine months ended April 30, 2012, we repaid $1,209 to our directors. As of April 30, 2012, net amount advanced by our directors were $45,872.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires our executive officers and directors, and persons who own more than 10% of our common stock, to file reports regarding ownership of, and transactions in, our securities with the Securities and Exchange Commission and to provide us with copies of those filings.  Based solely on our review of the copies of such forms received by us, or written representations from certain reporting persons, we believe that during fiscal year ended July 31, 2011, all filing requirements applicable to our executive officers, directors and greater than 10% percent beneficial owners were complied with.

 EXECUTIVE COMPENSATION

The following table summarizes the compensation of our executive officers during the two years ended July 31, 2011 and 2010.

SUMMARY COMPENSATION TABLE
Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Award-s ($)	Option Awards ($)	Non-Equity Incentive Plan Compensa-tion ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensa-tion ($)	Total ($)
Jason Hanson(1) President, Secretary and Treasurer	2011 2010	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil
Joe Loeppky Former President, Secretary and Treasurer(2)	2011 2010	N/A Nil	N/A Nil	N/A Nil	N/A Nil	N/A Nil	N/A Nil	N/A Nil	N/A Nil

(1)	Jason Hanson was appointed as our president, secretary and treasurer on October 29, 2009.

(2)	Joe Loeppky resigned as our president, secretary and treasurer on October 29, 2009.

We have not entered into any employment agreement or consulting agreement with our sole director and executive officer. There are no arrangements or plans in which we provide pension, retirement or similar benefits for directors or executive officers. Our directors and executive officers may receive stock options at the discretion of our board of directors in the future. We do not have any material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to our directors or executive officers, except that stock options may be granted at the discretion of our board of directors from time to time. We have no plans or arrangements in respect of remuneration received or that may be received by our executive officers to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control.

Outstanding Equity Awards at Fiscal Year-End

As at July 31, 2011, we had not adopted any equity compensation plan and no stock, options, or other equity securities were awarded to our executive officers.

Directors Compensation

We reimburse our directors for expenses incurred in connection with attending board meetings.  We did not pay any other director’s fees or other cash compensation for services rendered as a director for the fiscal year ended July 31, 2011.

We have no formal plan for compensating our directors for their service in their capacity as directors, although such directors are expected in the future to receive stock options to purchase common shares as awarded by our board of directors or (as to future stock options) a compensation committee which may be established.  Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of our board of directors.  Our board of directors may award special remuneration to any director undertaking any special services on our behalf other than services ordinarily required of a director.  No director received and/or accrued any compensation for their services as a director, including committee participation and/or special assignments.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Search By Headlines.com Corp. has duly caused this Information Statement to be signed on its behalf by the undersigned hereunto duly authorized.

SEARCH BY HEADLINES.COM CORP.

DATED: July 17, 2012	By:	/s/ James P. Geiskopf
James P. Geiskopf
President, Secretary, Treasurer, and Director